March 26, 2026

Reginald Fubara
Chief Executive Officer
HyOrc Corporation
3050 Post Oak Boulevard, Suite 510-Q60
Houston, TX 77056

       Re: HyOrc Corporation
           Registration Statement on Form 10-12G
           Filed September 22, 2025
           File No. 000-51048
Dear Reginald Fubara:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Reginald L. Sewell